April 10, 2012
VIA COURIER AND EDGAR

Re:	The Carlyle Group L.P.
Registration Statement on Form S-1
File No. 333-176685
Chambre Malone, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Malone:
     On behalf of The Carlyle Group L.P., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 6 to the above-referenced Registration Statement relating to the offering of its common units representing limited partner interests, marked to show changes from Amendment No. 5 as filed on April 3, 2012. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
     In addition, we are providing the following responses to your comment letter, dated April 9, 2012, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our

Securities and Exchange Commission	2	April 10, 2012
responses refer to the page numbers of Amendment No. 6. The responses and information described below are based upon information provided to us by Carlyle.
Organizational Structure, page 82
Our Organizational Structure Following this Offering, page 82
1.	Please also disclose in your diagram the percentage of economic interests the public investors and existing owners will hold in Carlyle Holdings.

Carlyle has revised the diagram on pages 15 and 84 of Amendment No. 6 to present the percentage of economic interests in Carlyle Holdings that will be held by the investors in the offering and the existing owners.
Capitalization, page 94
2.	Please also present cash and cash equivalents held at consolidated funds in your capitalization table.

Carlyle has revised the capitalization table on page 96 of Amendment No. 6 to present cash and cash equivalents held at Consolidated Funds.
Dilution, page 95
3.	Please provide us with the calculations you used to arrive at the pro forma net tangible book value and the adjusted pro forma net tangible book value as of December 31, 2011. Ensure you address any differences from the pro forma balance sheet amounts provided on page 185.

Carlyle advises the Staff that the pro forma net tangible book value as of December 31, 2011 of $83.2 million represents the amount of total tangible assets less total liabilities, after giving effect to the Reorganization but prior to giving effect to the offering adjustments. The calculation is derived as follows from the Carlyle Holdings Pro Forma column of the unaudited condensed combined and consolidated pro forma balance sheet (amounts in millions):

Total assets		$24,563.2
Less:
Intangible assets, net	(594.9)
Deferred tax assets	(18.0)
Total liabilities	(13,421.4)
Redeemable non-controlling interests in consolidated entities	(1,923.4)
Equity appropriated for consolidated funds	(862.7)
Non-controlling interests in consolidated entities	(7,659.6)

		(24,480.0)

Pro forma net tangible book value		$83.2

Securities and Exchange Commission	3	April 10, 2012
Carlyle advises the Staff that the adjusted pro forma net tangible book value as of December 31, 2011 of $738.6 million represents the amount of total tangible assets less total liabilities, after giving effect to the Reorganization and to the offering adjustments. The calculation is derived as follows from The Carlyle Group L.P. Consolidated Pro Forma column of the unaudited condensed combined and consolidated pro forma balance sheet (amounts in millions):

Total assets		$24,607.6
Less:
Intangible assets, net	(594.9)
Deferred tax assets	(18.0)
Total liabilities	(12,810.4)
Redeemable non-controlling interests in consolidated entities	(1,923.4)
Equity appropriated for consolidated funds	(862.7)
Non-controlling interests in consolidated entities	(7,659.6)

		(23,869.0)

Adjusted pro forma net tangible book value		$738.6

Management’s Discussion and Analysis, page 102
4.	Your proposed disclosures include preliminary fund valuation information for the three months ended March 31, 2012. As you note, the valuations of your funds are just one of the many drivers of performance fees and there are other factors that impact this type of revenue. In addition, performance fees are just one component of your total revenues. To the extent available, please provide additional preliminary financial results information for the three months ended March 31, 2012 to provide a more complete picture of your results of operations. Please ensure that your disclosure is consistent with your prior presentation of trend disclosures as provided in the MD&A section. If this additional financial information is not available, please tell us how you determined the presentation of preliminary fund valuation information is meaningful without providing any additional financial results information.

Carlyle advises the Staff that preliminary financial results information for the three months ended March 31, 2012 is not available, although preliminary information regarding the valuation of the investments of its carry funds is available. As discussed with the Staff, Carlyle believes that a presentation of this available information (which it views as more akin to a presentation of a non-financial metric than to a selective presentation of line items from its results of operations), when accompanied by disclosure that appreciation/(depreciation) of the investments of its carry funds is one of

Securities and Exchange Commission	4	April 10, 2012
many drivers of performance fees and should not be construed as an indication of any component of Carlyle’s revenues or expenses for a particular period, provides meaningful information regarding metrics that are reasonably likely to affect Carlyle’s results for the first quarter of 2012. Carlyle has sought to disclose this information in a manner that is consistent with its disclosure regarding changes in the valuations of its carry funds during the historical periods presented that appears within “Management's Discussion and Analysis of Financial Condition and Results of Operations — Segment Analysis” and to place such information in appropriate context by including it within “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Trends Affecting our Business” immediately following paragraphs discussing certain trends in its business that may adversely affect management fee revenues and that are anticipated to result in increases in compensation and benefits and general and administrative expenses.
Unaudited Pro Forma Financial Information, page 181
Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Operations, page 192
Note 3.Offering Adjustments, page 198
5.	For adjustment (b), show precisely how the amount of this adjustment was computed. Please disclose the amount of each debt being repaid as well as the corresponding interest rate used to arrive at the amount of the adjustment. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please also disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%).

Carlyle has revised adjustment 3(b) on page 202 of Amendment No. 6 to include “placeholder” disclosure wherein it will, prior to circulation of a preliminary prospectus to potential investors, include the amount of each debt being repaid as well as the corresponding interest rate used to arrive at the adjustment.
Note 5.Calculations of Earnings per Common Unit, page 200
6.	Please disclose all units not included in your determination of earnings per common unit for anti-dilution reasons, including any deferred restricted common units which are disclosed as part of adjustment 3(a) on page 199.

Carlyle has revised footnote (3) to the weighted-average common units outstanding table on page 204 of Amendment No. 6 to include a “placeholder” disclosure wherein it will, prior to circulation of a preliminary prospectus to potential investors, provide the incremental Carlyle Holdings

Securities and Exchange Commission	5	April 10, 2012
partnership units that are excluded from the determination of earnings per common unit due to anti-dilution.

Carlyle advises the Staff that the incremental common units included in the diluted weighted-average common units table in note 5(a) related to the unvested deferred restricted common units were based on the application of the treasury stock method to the unvested deferred restricted common units; none were excluded from the table due to anti-dilution.
Economic Net Income, Fee Related Earnings and Distributable Earnings — Pro Forma, page 202
7.	In a similar manner to your disclosures on page 125, please show how you are arriving at the following pro forma amounts: net performance fees, investment income, realized performance fees, net of related compensation, and investment income.

Carlyle has revised footnote (1) on pages 205-206 of Amendment No. 6 to include a “placeholder” tabular reconciliation of net performance fees, investment income, realized performance fees, net of compensation, and investment income. Carlyle advises the Staff that prior to circulation of a preliminary prospectus to potential investors, it will complete the reconciliation along with the related information in the unaudited pro forma financial information.
Carried Interest, page 241
8.	We note your response to comment 13 in our letter dated March 29, 2012. The 25% of the distributions from the Parent Entities to the non-founder named executives that is subject to forfeiture in the event they cease providing services to you appears to be reportable compensation. Although we note your position that distributions accrue to non-founder NEOs as owners of the firm and do not relate to services rendered, we understand from your response to comment 7 in our letter dated February 27, 2012 that if the NEOs are not providing services at the time an investment in a carry fund is realized, the NEO forfeits this portion of the distribution to which he or she would otherwise be entitled. Please revise your Summary Compensation Table accordingly. Please also confirm to us that Carlyle Holdings partnership units that are granted post-IPO to non-founder named executive officers, except those in connection with the reorganization, will also be reflected as compensation in the Summary Compensation Table.

Carlyle has revised the Summary Compensation Table on page 247 of Amendment No. 6 to include in the “All Other Compensation” column for each named executive officer (other than the founders) the portion of the carried interest-related distributions received by such named executive officer from the Parent Entities that were subject to forfeiture. In addition, Carlyle has enhanced the discussion of carried interest under “Compensation Discussion and Analysis—Compensation Elements” on page 245 of

Securities and Exchange Commission	6	April 10, 2012
Amendment No. 6 to disclose that, under the arrangements that have historically prevailed prior to the offering, if any of the named executive officers (other than the founders) were to have ceased to provide services to Carlyle prior to the time an investment in a carry fund were realized, such named executive officer would forfeit 25% of his or her entitlement to any distributions from the Parent Entities sourced from carried interest from such investment.

Carlyle also confirms to the Staff that the aggregate grant date value of any Carlyle Holdings partnership units awarded to named executive officers post-IPO for purposes of Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation—Stock Compensation” will appear in the Stock Awards column of the Summary Compensation Table for the year in which any such award occurs.
Financial Statements
Note 3.Acquisitions and Acquired Intangible Assets
Acquisition of Claren Road, page F-22
9.	Please disclose the assumed total company valuation used to value the equity interests related to the Claren Road acquisition at December 31, 2010 and December 31, 2011.

Carlyle has revised Note 3 to the 2011 audited financial statements on page F-23 of Amendment No. 6 to address the matters raised by the Staff.
* * * * *

Securities and Exchange Commission	7	April 10, 2012
     Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission Pamela Long, Esq. Jeanne Baker Nudrat Salik

The Carlyle Group L.P. Jeffrey W. Ferguson, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP Phyllis G. Korff, Esq. David J. Goldschmidt, Esq.